Filed by: Dominion Energy, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Dominion Energy, Inc.

Commission File No.: 001-08489

Transcript of Local Television Interview

Henry Graff, WWBT-TV

Thank you very much. Now in 12 news midday, Next Era Energy and Dominion Energy announcing a merger. It’s an all-stock transition transaction rather valued at approximately $67 billion. And if this deal goes through, it would create the world’s largest regulated electric utility.

So here to talk about that merger, how it’s going to impact us here in Virginia, we have the President of Dominion Energy Virginia, Ed Baine, here on the Midday Show.

Ed, thank you so much for coming in.

Ed Baine, President, Dominion Energy Virginia

Thanks for having me.

Graff

So sell me on this deal. I mean, why should we be behind you all in making this deal go through?

Baine

So, Henry, the electric demand is growing at a rate we haven’t seen since World War II. And in order to meet that demand, we have to invest in new infrastructure at a unprecedented level. And so, by combining 2 of the largest utilities in the country, we believe by using those resources and expertise, both companies that we can do that reliably and affordably for our customers.

Graff

So talk to me NextEra has stated that, you know, they will maintain headquarters here in Richmond. Talk to me with that. Will Virginia maintain an autonomous decision making over the grid’s operations? I mean, how’s all that going to work at this point in time?

Baine

Yes, they’ve committed to dual headquarters both in Juno Beach and in Richmond. And far as the local utility, which I’m the President of, I plan to be here and all the local leadership who makes decisions today, who support our customers and the teams who work for them will remain the same, including our branding.

Graff

Talk to me about how this is going to impact our electricity bills. I mean, rising energy, costing my bills up a little bit this month, right now. How is this going to maybe help us in the long run?

Baine

Yeah. So, one, just know that we’re committed to affordability and we know that customers are making decisions every day about where they spend their money. And so, one of the commitments is almost $2.25 billion in bill credits over the next two years. Virginia’s portion of that is almost $1.8 billion. So that’s short-term benefits.

And then longer term, when you talk about combining these two companies, the buying power of the two companies will help drive costs down. The borrowing power, changes in the credit rating agencies to help us be able to finance projects more efficiently and just to be able to operate more efficiently when you combine two of the most efficient companies in the country.

Graff

When you talk about this credit to be what will happen to customer rates and fuel charges once those initial credits expire? Do we know yet?

Baine

So, we don’t know the exact numbers yet, but what we do believe and are committing to is that we know that with our scale between the two companies, there will be additional benefits, and we’ll pass those benefits on to our customers.

Graff

There have been some criticisms of the merger, at least from the Lieutenant Governor’s office. Gazala Hashmi asking for kind of pump the brakes on this for a little bit and give a little bit more time. I know the General Assembly didn’t give a longer review period for it, but she does have some criticisms. We talked to her about it. We’re going to play a sound bite from her and get you to react on the backside of it. OK?

Baine

OK.

Lt. Gov. Ghazala Hashmi

First and foremost is the question on the why, you know what is the, what is the why here? Why is NextEra pursuing this acquisition and what does that mean necessarily then for Virginians? What are the benefits of allowing Dominion Energy to be acquired by a Florida-based company such as NextEra?

Graff

So I interviewed her yesterday, knowing that you were going to be on the show here today to get, you know, her kind of take on everything. So, you heard what she said there, you know, what is your response to that? How, what do you think will be beneficial?

Baine

So I think I’ve addressed the why, right? We talked about being able to meet the scale of the investments that we have, being able to buy and build more efficiently. Being able to have both short-term credits for our customers that provide immediate relief, if approved, as well as long-term benefits.

In addition to that, we understand that people will have questions and concerns, and we understand that people should have a voice and folks will be engaged in the process. And Virginia has had a long-standing review process from the Commission in order to approve mergers like this. The Commission has also said they believe that six months is an appropriate time frame.

And so, the State Corporation Commission will review all this information and then they’ll make a decision on where they approve their merger.

Graff

And I think people working for Dominion would ask about workforce stability. I mean, Dominion’s promised employee job security for 18 months post-merger. I mean, what guarantees are in place for everybody working for Dominion right now?

Baine

Yeah. So, you mentioned the 18 months of protection of same job. There’s also 24 months of protection on compensation and benefits. But beyond that, both companies are growing. I need everybody I have on our team plus.

And so, this is very different than some other mergers when people aren’t in a growth mode or declining, this is very different. And so, we believe there will at least be the number of jobs in Richmond today because of the work that we’re doing. And then decisions will be made after that.

Graff

Talk to me about data centers. I mean, how are they impacting all of this? I mean, they seem to be a burden in our state at this point in time, depending on who you talk to. How does that affect, you know, moving forward and making sure that residents aren’t having to pay for them as well?

Baine

Yeah. I mean, as you know, people have varying views on data centers. Our, our job is to serve any customer, right?

But as you think about what’s been done historically and what’s happening going forward. Number one, there was a study two years ago from there was commissioned by the legislature that said data centers are paying their fair share, but there’s probably more to be done.

And that’s why last year we had new tariffs put in place that were approved by the Commission that make sure that we can ensure the data centers are paying their fair share going forward. And NextEra and Dominion Energy are committed to that.

Graff

Talk to me about next steps here. I mean, you need to file with the SCC, I think still, right? And then I mean, what, what are the next steps for you all to make this become a reality?

Baine

Yeah. So next steps, there are three different states where we have to get approval, Virginia, North Carolina and South Carolina. And so we’ll be making filings there. There are also federal approvals that we have to file for. And then if they’re approved, we would expect that to happen in the second-half of 2027.

Graff

And then final question for you, my friend. I mean, what, what challenges do you see on the horizon for electric utilities not only here in Virginia, but across the country? And you know what you know, do you have any reservations you know what, on any of that?

Baine

Yeah, I don’t have reservations. It’s our job to make sure that we deliver in this moment. I, I believe it’s a critical moment, not just for utility here in Virginia, but across our country. And I believe that we can do both. I believe that we can meet the demand of customers, just not data centers, but advanced manufacturing, military installations and our residential customers, but also doing that reliably and affordably. And that’s our charge.

Graff

Ed Baine with Dominion Energy, thank you so much for coming and talking about all of this, what this merger is going to mean, mean for the state. And we’ll keep following it as it goes along the way.

Thank you for coming, Sir.

Baine

Appreciate it.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included or incorporated by reference in this communication, including, among other things, statements regarding the proposed business combination transaction between NextEra Energy, Inc. (NextEra Energy) and Dominion Energy, Inc. (Dominion Energy) and future events, plans and anticipated results of operations, business strategies, the anticipated benefits of the proposed transactions, the anticipated impact of the proposed transactions on the combined company’s business and future financial and operating results, the anticipated closing date for the proposed transactions and other aspects of NextEra Energy’s or Dominion Energy’s operations or operating results, are forward-looking statements. Words and phrases such as “ambition,” “anticipate,” “estimate,” “believe,” “budget,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target,” the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions or events can be used to identify forward-looking statements. Where, in any forward-looking statement, NextEra Energy or Dominion Energy expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to be reasonable at the time such forward-looking statement is made. Any forward-looking statement is not a guarantee of future performance, outcomes or results and is subject to numerous risks, uncertainties and other factors, many of which are beyond NextEra Energy’s or Dominion Energy’s control, that could cause actual performance, outcomes or results to differ materially from what is expressed or implied in the forward-looking statement.

These factors include a failure by NextEra Energy to successfully integrate Dominion Energy’s businesses and technologies, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the expected benefits of the proposed transactions may not be fully realized or may take longer to realize than expected; each party’s ability to obtain the approval of its shareholders required to consummate the proposed transactions and the timing of the closing of the proposed transactions, including the risk that the conditions to closing are not satisfied on a timely basis or at all or the failure of the transactions to close for any other reason or to close on the anticipated terms, including with the anticipated tax treatment; the risk that any governmental or regulatory approval, consent or authorization that may be required for the proposed transactions is not obtained, is delayed or is obtained subject to conditions that are not anticipated or that cause the termination of the merger agreement and abandonment of the transactions; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement by either party; the risk that certain provisions in the merger agreement or the pendency of the transactions may impact either party’s ability to pursue certain business opportunities or strategic transactions; unanticipated difficulties, liabilities or expenditures relating to the transactions, including the impact of potential litigation relating to the transactions; the effect of the announcement, pendency or completion of the proposed transactions on the parties’ business relationships and business operations generally, including the parties’ relationship with regulators, suppliers, vendors and customers; the effect of the announcement or pendency of the proposed transactions on the parties’ common stock prices and uncertainty as to the long-term value of either party’s common stock; risks that the proposed transactions disrupt either party’s current plans and operations, including due to the diversion of the attention of management from ordinary course business operations, and potential difficulties in hiring or retaining employees as a result of the proposed transactions; any rating agency actions; and the impact of the announcement or pendency of the proposed transactions on either party’s ability to access capital, including the short- and long-term debt markets, on a timely and affordable basis; general worldwide economic conditions and related uncertainties; the effect and timing of changes in laws or in governmental regulations (including environmental); fluctuations in trading prices of securities of NextEra Energy and in the financial results of NextEra Energy or Dominion Energy; and the timing and extent of changes in interest rates, commodity prices and demand and market prices for electricity or gas. The preliminary joint proxy statement/prospectus included in the registration statement on Form S-4 (Registration No. 333-297351) filed by NextEra Energy with the Securities and Exchange Commission (SEC) on July 9, 2026 (available at https://www.sec.gov/Archives/edgar/data/753308/000110465926082301/tm2614888-13_s4.htm) (Registration Statement), describes additional risks relating to the proposed transactions and combined company. While the list of factors presented here and the list of factors presented in the Registration Statement are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to NextEra Energy’s and Dominion Energy’s respective periodic reports and other filings with the SEC, including the risk factors contained in NextEra Energy’s and Dominion Energy’s most recently filed Annual Reports on Form 10-K and subsequently filed Quarterly Reports on Form 10-Q.

Any forward-looking statements included in this communication represent current expectations and are inherently uncertain and are made only as of the date hereof (or, if applicable, the dates indicated in such statement). Except as required by law, neither NextEra Energy nor Dominion Energy undertakes or assumes any obligation to update any forward-looking statements, whether as a result of new information or to reflect subsequent events or circumstances or otherwise.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information about the Transactions and Where to Find It

In connection with the proposed transactions, NextEra Energy filed with the SEC the Registration Statement, which includes a preliminary joint proxy statement of NextEra Energy and Dominion Energy that also constitutes a preliminary prospectus of NextEra Energy. Each of NextEra Energy and Dominion Energy intends to file with the SEC a definitive joint proxy statement/prospectus. Each of NextEra Energy and Dominion Energy may also file other relevant documents with the SEC regarding the proposed transactions. This communication is not a substitute for the Registration Statement or the definitive joint proxy statement/prospectus or any other document that NextEra Energy or Dominion Energy may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to shareholders of NextEra Energy and Dominion Energy. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT NEXTERA ENERGY, DOMINION ENERGY, THE PROPOSED TRANSACTIONS AND RELATED MATTERS.

Investors and security holders are or will be able to obtain free copies of the Registration Statement, including the preliminary joint proxy statement/prospectus, and the definitive joint proxy statement/prospectus (if and when available) and other documents containing important information about NextEra Energy, Dominion Energy and the proposed transactions, once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by NextEra Energy are available free of charge on NextEra Energy’s website at http://www.investor.nexteraenergy.com/ or by contacting NextEra Energy’s Investor Relations Department by email at investors@nexteraenergy.com or by phone at (800) 222-4511. Copies of the documents filed with the SEC by Dominion Energy are available free of charge on Dominion Energy’s website at http://investors.dominionenergy.com or by contacting Dominion Energy’s Investor Relations Department by email at investor.relations@dominionenergy.com or by phone at (804) 819-2438.

Participants in the Solicitation

NextEra Energy, Dominion Energy and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions.

Information about the directors and executive officers of NextEra Energy, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i)  NextEra Energy’s proxy statement for its 2026 annual meeting of shareholders, which was filed with the SEC on April 1, 2026, including under the headings “Proposal 1: Election as directors of the nominees specified in this proxy statement,” “Director Compensation,” “Executive Compensation,” and “Common Stock Ownership of Certain Beneficial Owners and Management,” (ii) NextEra Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 13, 2026, including under the heading “Item 1. Business—

Information About Our Executive Officers” and (iii) to the extent certain holdings of NextEra Energy securities by its directors or executive officers have changed since the amounts set forth in NextEra Energy’s proxy statement for its 2026 annual meeting of shareholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership of Securities on Form 5, filed with the SEC.

Information about the directors and executive officers of Dominion Energy, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i)  Dominion Energy’s proxy statement for its 2026 annual meeting of shareholders, which was filed with the SEC on March 19, 2026, including under the headings “Item 1: Election of Directors – Director Nominees,” “Compensation of Non-Employee Directors,” “Executive Compensation” and “Security Ownership of Certain Beneficial Owners and Management,” (ii) Dominion Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 23, 2026, including under the heading “Information about our Executive Officers” and (iii) to the extent certain holdings of Dominion Energy securities by its directors or executive officers have changed since the amounts set forth in Dominion Energy’s proxy statement for its 2026 annual meeting of shareholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4 or Annual Statement of Changes in Beneficial Ownership of Securities on Form 5, filed with the SEC.

Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when such materials become available. Investors should read the definitive joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Copies of the documents filed with the SEC by NextEra Energy and Dominion Energy are available free of charge through the website maintained by the SEC at www.sec.gov. Additionally, copies of documents filed with the SEC by NextEra Energy and Dominion Energy are available free of charge through the sources indicated above.